SWINGPLANE VENTURES, INC.
Alcantara 200, piso 6
Las Condes, Santiago,
Chile, 7550159

June 05, 2013

VIA EDGAR AND BY E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Tiffany Piland

Re:
Swingplane Ventures, Inc.
Amendment No. 1 to Form 8-K
Filed May 10, 2013
Amendment No. 2 to Form 8-K
Filed May 13, 2013
Form 10-Q for Quarterly Period Ended March 31, 2013
Filed May 20, 2013
File No. 000-54571

Dear Ms. Piland:

On behalf of our Company, Swingplane Ventures, Inc., a Nevada corporation (the “Company”), we acknowledge receipt of your comment letter dated May 24, 2013 regarding the Company’s Current Report on Amendment No.1 to Form 8-K filed May 10, 2013, Amendment No. 2 to Form 8-K filed May 13, 2013, Form 10-Q Quarterly Period Ended March 31, 2013 filed May 20, 2013. The Company  requests an additional 10 business days to respond as management is currently at the Property in Chile. The Company anticipates being able to submit its response letter by June 21, 2013.

If you have any questions regarding this request for an extension, please do not hesitate to contact me directly at 800-373-0537.

Best regards, /s/Carlos De la Torre Carlos De la Torre President

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